Greenland Acquisition Corporation

Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang'an Street

Dongcheng District, Beijing

People’s Republic of China

July 24, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: Tonya K. Aldave

Re:	Greenland Acquisition Corporation
Registration Statement on Form S-1
Filed June 29, 2018, as amended
File No. 333-226001

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greenland Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, July 24, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Yanming Liu
Yanming Liu
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP